Stevens Holding Company, Inc.

c/o Fortive Corporation

6920 Seaway Blvd

Everett, WA 98203

August 23, 2018

VIA EDGAR

United States Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Re:	Stevens Holding Company, Inc.
Request for Acceleration
Registration Statement on Form S-4/ S-1
(File No. 333-224754) (the “Registration Statement”)

Ladies and Gentlemen:

Pursuant to Rule 461 of the Rules and Regulations of the Securities and Exchange Commission (the “Commission”) under the Securities Act of 1933, as amended (the “Securities Act”), Stevens Holding Company, Inc. (the “Company”) hereby requests that the effective date of the above-referenced Registration Statement be accelerated by the Commission so that the Registration Statement, as then amended, will become effective under the Securities Act at 4 p.m., Washington, D.C. time, on August 27, 2018 or as soon thereafter as practicable.

We request that we be notified of such effectiveness by a telephone call to Thomas W. Greenberg of Skadden, Arps, Slate, Meagher & Flom LLP at (212) 735-7886 and that such effectiveness also be confirmed in writing.

Very truly yours,

Stevens Holding Company, Inc.

/s/ Daniel B. Kim
By:	Daniel B. Kim
Title:	Vice President and Secretary

cc:	Thomas W. Greenberg, Esq.
Skadden, Arps, Slate, Meagher & Flom LLP
Four Times Square
New York, NY 10036